FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
May 29, 2008

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page

Signature	3
Exhibit 99.9 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Andrew Weiwen Chen
	Name:	Andrew Weiwen Chen
	Title:	Chief Financial Officer
Date: May 29, 2008

Exhibit 99.9
China Nepstar Chain Drugstore Reports Net Income Growth of
304.4% for First Quarter 2008
Successful Integration of Recent Acquisitions; Continued Focus on Operational
Efficiencies
Shenzhen, China, May 28, 2007 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China, today announced its unaudited financial results for the first quarter ended March 31, 2008.
Financial Highlights
For the first quarter ended March 31, 2008:
•	Revenue rose 16.8% to RMB543 million (US$77 million) compared to the same period in 2007
•	Gross margin reached to 47.8%, compared with 37.7% for the same period in 2007
•	Net income increased by 304.4% to RMB55 million (US$8 million) compared to same period in 2007
“We are pleased to report that Nepstar successfully met the rather unusual challenges of the first quarter with determination and creativity,” commented Mr. Jiannong Qian, Chief Executive Officer of Nepstar. “The most severe snowstorms in China’s recent history and the resulting widespread transportation dysfunction substantially reduced store traffic and caused certain out-of-stock problems at some of our stores in January and February. In response to this crisis, our team implemented a number of innovative measures to increase sales and improve profitability in the second half of February and March.”
“During the first quarter, we reorganized our 11 regional companies into 47 subdivisions and assigned managers to each division to focus on same store sales growth and new store openings. Our marketing team launched various promotions to attract customers to mature stores. We will continue to focus on improving same store sales growth and margins going forward,” Mr. Qian continued.
First Quarter Results

Revenue for the first quarter ended March 31, 2008 was RMB543 million (US$77 million), representing an increase of 16.8% compared to RMB465 million for the first quarter of 2007.
First quarter revenue contribution from prescription drugs was 22.3%, over-the-counter, or OTC, drugs was 37.8%, nutritional supplements was 17.6%, traditional Chinese herbal products was 3.1% and other products was 19.2%. Same store sales (for stores opened before December 31, 2006) for the first quarter of 2008 decreased by 3.0% over the first quarter in 2007. The decline was mainly due to the nationwide impact of severe snowstorm, which occurred in the second half of January and the first half of February. Same store sales were calculated based on 1,415 stores opened as of December 31, 2006.
First quarter gross profit was RMB259 million (US$37 million), an increase of 47.8% over RMB175 million for the same period in 2007. Gross margin for the quarter increased to 47.8%, compared with 37.7% for the same period in 2007. The increase in gross margin was driven largely by changes in product mix, including increased contributions from private label products and centrally procured merchandise. First quarter gross margin is typically slightly lower than that of fourth quarter, due to increased sales in regionally procured low margin branded herbal and nutritional supplements to meet demand before and during the Chinese New Year. In addition, stores that the Company recently acquired also contributed to the decrease in gross margin since these acquired stores were still in the process of selling their existing inventory, which generated lower gross margin. We expect these newly acquired stores to commence sales of Nepstar’s higher margin products in the second half of 2008.
First quarter 2008’s operating income increased 115.4% to RMB41 million (US$6 million) compared to RMB19 million for the first quarter of 2007.
Sales, marketing and other operating expenses as a percentage of revenue for the first quarter of 2008 increased to 35.8% compared to 30.1% in the first quarter of 2007, primarily due to an increase in the proportion of newly opened stores in the Company’s store base, which, compared to mature stores, are affected more significantly by increased salary and leasing costs due to the overall higher inflation rate in China. General and administrative expenses as a percentage of revenue for the period increased to 4.4% compared to 3.5% for the same quarter in 2007, primarily due to additional administrative and compliance costs related to being a publicly listed company.
The Company’s effective tax rate was 24.5% for first quarter of 2008. This has increased by 5.6 percentage points compared to the effective tax rate of full year 2007, primarily due to higher tax rates that certain of our subsidiaries are subject to under the new PRC enterprise income tax law, and the recognition of withholding taxes related to profit distribution from our PRC subsidiaries to our Cayman Islands holding company.
First quarter net income increased 304.4% to RMB55 million (US$8 million), or RMB0.26 (US$0.04) basic earnings per share, or RMB0.52 (US$0.08) basic earnings per American depositary share (ADS), or RMB0.25 (US$0.04) diluted earnings per share and RMB0.50 (US$0.08) diluted earnings per ADS. This compares to net income of RMB14 million, or RMB0.06 basic earnings per share, and RMB0.06 diluted earnings per share for the same quarter in 2007. The weighted average number of ordinary shares used to calculate basic earnings per ordinary share for the quarter ended March 31, 2008 were 213.1 million. One ADS equals two ordinary shares.

As of March 31, 2008, the Company’s total cash and cash equivalents amounted to RMB1,339 million (US$191million). Total shareholders’ equity reached RMB2,920 million (US$416 million) as of March 31, 2008.
On March 18, the Company declared a cash dividend on its ordinary shares of US$0.06 per share, based on its net income for the full year 2007. This dividend represented China Nepstar’s first cash dividend to shareholders after completion of its initial public offering on November 9, 2007.
Operating Highlights
During the first quarter, the Company added 247 new stores, including 164 stores due to organic growth and 83 stores through acquisitions. As of March 31, 2008, Nepstar had a total of 2,249 stores in operation.
Nepstar increased its portfolio of private label products to 1,373 as of March 31, 2008. Sales of private label products represented approximately 22.1% of the Company’s revenue and 34.1% of the gross profit for the quarter.
During the first quarter, the Company entered into two definitive acquisition agreements, to acquire 68 drugstores owned by Ningbo New Century Medical Ltd. in satellite districts of Ningbo City, Zhejiang Province, and 18 drugstores owned by DongGuan Hui Ren Tang Pharmaceutical Co. Ltd. in Dongguan City, Guangdong Province, respectively. As of March 31, 2008, all 18 stores of Hui Ren Tang and 65 stores of New Century have been integrated into the Company’s operation and these stores contributed RMB6.2 million in revenue and RMB2.6 million in gross proifit to China Nepstar in the first quarter.
In March 2008, the Company entered into an agreement with SAP AG, a global leading Enterprise Resource Program (“ERP”) provider, to purchase the full SAP ERP system to integrate China Nepstar’s company-wide accounting and operating systems. The integration is expected to increase operational efficiency, improve inventory management and enhance data analysis capabilities. Particularly, it is expected to benefit store level data analysis and to facilitate product procurement and sales promotion planning.
In April 2008, China Nepstar was awarded the title of “Best Drugstore Chain of 2007 in China” by China Drugstore magazine, a leading trade publication in the Drugstore industry in China. China Drugstore magazine has more than 100,000 industry subscribers and has ranked China’s drugstore chains for the past eight years.
“We are growing at a rapid rate through new store openings and consolidation of smaller drugstore chains in the fragmented Chinese marketplace,” added Mr. Qian. “Our central procurement and private label strategies are driving further margin expansion and we are focused on enhancing operating efficiencies and growing same store sales through an improved ERP system, geographic reorganization and supportive marketing initiatives. We will continue to invest heavily in recruiting and training talented regional managers, in-store pharmacists and other employees and improve customer service. We are confident in our ability to continue to grow in 2008.” concluded Mr. Qian.

Business Outlook
For the second quarter of 2008, targeted revenue is expected to be between approximately RMB550 million and RMB580 million. Targeted net income is expected to be between approximately RMB62 million and RMB65 million. This outlook is based on organic store performance and approximately 240 planned new store openings in the second quarter.
These targets are based on the Company’s current views on the operating and market conditions, which are subject to change.
Conference Call Information
The Company’s management team will host a conference call at 9:00 a.m. Eastern Standard Time / 9:00 p.m. Beijing/Hong Kong Time on May 28, 2008 to discuss the first quarter results.
Interested parties may participate in the conference call by dialing +1-877-407-9210 (US) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Webcast of the conference call will be available on the Nepstar Web site at www.nepstar.cn.
A replay of the call will be available starting on May 28, 2008, at 11:00 a.m. Eastern Daylight Time / 11:00 p.m. Beijing Time through June 4, 2008 at 11:59 p.m. Eastern Daylight Time or June 5, 2008 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 285513.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of March 31, 2008, the Company had 2,249 stores across 73 cities, one headquarters distribution center and 11 regional distribution centers in China. China Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter (“OTC”) drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. China Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933,

as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for the second quarter of 2008, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.0120 on March 31, 2008 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2008, or at any other certain date. The percentages stated are calculated based on RMB.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling Global
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
Grayling Global
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com
# # #
Tables Follow

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Statements of Operations
(amounts in thousands — except share and per-share data)

	Three months ended
		March 31
	2007	2008	2008
	RMB	RMB	USD
Revenue	464,862	542,738	77,401
Cost of goods sold	-289,485	-283,477	-40,427

Gross profit	175,377	259,261	36,974

Sales, marketing and other operating expenses	-139,982	-194,496	-27,738
General and administrative expenses	-16,414	-23,876	-3,405

Income from operations	18,981	40,889	5,831

Interest income	245	35,502	5,063
Interest expense	-35	—	—

Dividend income from cost method investments	845	816	116
Income before income taxes and minority interests	20,036	77,207	11,010
Income taxes	-4,625	-18,945	-2,702
Minority interests	-1,836	-3,362	-479

Net income	13,575	54,900	7,829

Accretion to Series A redeemable convertible preferred shares redemption value	-4,331	—	—
Net income attributable to ordinary shareholders	9,244	54,900	7,829
Basic earnings per share(1)	0.06	0.26	0.04

Diluted earnings per share(1)	0.06	0.25	0.04

Note:

(1):	The difference between basic earnings per share and diluted earnings per share for the three months ended March 31, 2008 is primarily due to the dilutive effect of the 8,233,556 ordinary shares issuable upon exercise of employee share options.

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of December 31	As of March 31
	2007	2008	2008
	RMB	RMB	USD
ASSETS
Current assets:
Cash	2,168,911	1,338,707	190,917
Held-to-maturity investment securities	600,000	1,032,380	147,230
Accounts receivable, net of allowance for doubtful accounts	54,753	64,977	9,267
Amounts due from related parties	5,860	6,639	947
Prepaid expenses, deposits and other current assets	107,229	139,250	19,859
Inventories	285,307	297,843	42,476
Deferred income taxes	2,991	2,464	351

Total current assets	3,225,051	2,882,260	411,047
Held-to-maturity investment security	—	400,000	57,045
Property and equipment, net	172,171	192,871	27,506
Deposit for purchase of properties paid to related parties	2,125	2,000	285
Rental deposits	22,167	25,725	3,669
Equity investments	12,638	12,638	1,802
Intangible assets, net	3,135	5,816	829
Goodwill	—	12,089	1,724
Deferred income taxes	1,254	5,337	761

TOTAL ASSETS	3,438,541	3,538,736	504,668

LIABILITIES, MINORITY INTERESTS, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	233,425	234,299	33,414
Amounts due to related parties	50,544	63,374	9,038
Accrued expenses and other payables	142,505	139,738	19,929
Income tax payable	37,958	49,697	7,087
Dividend payable	—	89,646	12,785

	As of December 31	As of March 31
	2007	2008	2008
	RMB	RMB	USD
Total current liabilities	464,432	576,754	82,253
Deferred income	—	17,389	2,480
Deferred income taxes	—	2,578	367

Total liabilities	464,432	596,721	85,100
Minority interests	18,964	22,326	3,184
Shareholders’ equity:
Share capital — ordinary shares USD0.0001 par value:
240,000,000 shares authorized; 213,077,944 ordinary shares issued and outstanding as of December 31, 2007 and March 31, 2008	168	168	24
Additional paid-in capital	2,921,521	2,922,584	416,797
Accumulated other comprehensive loss	-37,957	-38,867	-5,543
Retained earnings	71,413	35,804	5,106

Total shareholders’ equity	2,955,145	2,919,689	416,384

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	3,438,541	3,538,736	504,668

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Statements of Cash Flows
(amounts in thousands)

	Three Months Ended March 31
	2007	2008	2008
	RMB	RMB	USD
Cash flows provided by operating activities	49,611	66,225	9,445
Cash flows used in investing activities	(9,338)	(886,619)	(126,443)
Cash flows used in financing activities	—	(7,564)	(1,079)